Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 14, 2024

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held on November 14, 2024, at 4:00 p.m. Israel time, at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, for the following purposes:

1.	Election of Ms. Ayelet Nir as an external director of the Company for a first term of three years commencing on the date of approval by the shareholders in the Meeting;
2.	Election of Mr. Idan Ben-Shitrit as an external director of the Company for a third term until August 1, 2027;
3.	Re-election of Mr. Zwi Williger and Mr. Joseph Williger as directors of the Company, each to hold office subject to the Company’s Articles of Association and the Companies Law;
4.	Election of Mr. Shlomo Gold as an independent director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.
5.
Appointment of BDO Ziv Haft as the Company's independent accounting firm for the year ending on December 31, 2023 and for the period until the next Annual General Meeting of the Company's shareholders.

In addition, at the Meeting, the shareholders will be requested to consider the financial statements of the Company for the fiscal year ended December 31, 2023, together with the report of the auditors thereon and the report of the Board for such year.

Shareholders may transact such other additional business as may properly come before the Meeting or any adjournment or postponement thereof.

One or more shareholders holding at least one percent (1%) of the voting rights at the Meeting may apply to the Company's Board of Directors in accordance with the provisions of section 66(b) of the Companies Law, to include a matter on the agenda of the Meeting until Wednesday, October 16, 2024, provided that one or more shareholders holding at least five percent (5%) of the voting rights at the Meeting may apply to the Company's Board of Directors regarding the nomination of a candidate for the Board of Directors or the removal of a director from office. Should the Board of Directors find that said matter is appropriate to be discussed at the Meeting, the Company will publish an updated agenda.

Shareholders of record at the close of business on Tuesday, October 8, 2024 (the “Record Date”), are entitled to participate and to vote at the Meeting and at any adjournment or postponement thereof. Each shareholder of record is entitled to one vote for each Ordinary Share held by him/her upon each of the matters on the Meeting’s agenda.

All shareholders are cordially invited to attend the Meeting in person. Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than 48 hours prior to the Meeting (i.e., no later than November 12, 2024 at 4:00 p.m., Israel time), to the offices of the Company or to the offices of the Company's transfer agent, Equiniti Trust Company LLC, using the enclosed envelope. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but is unable to attend in person may appoint a representative to attend the Meeting and vote in his/her behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours prior to the Meeting (i.e., no later than November 12, 2024 at 4:00 p.m. Israel time).

The following Proxy Statement contains additional information with respect to the matters on the agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, on (Israeli) business days (Sundays to Thursdays) between 9:00 a.m. to 5:00 p.m. Israel time following previous coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-8-9321000, fax number +972-8-9321003).

By order of the Board of Directors
Zwi Williger
Chairman of the Board of Directors
Yavne, Israel, October 9, 2024

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone,
Yavne 8122216, Israel

PROXY STATEMENT

This proxy statement is furnished to the Company’s shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Annual General Meeting (the “Meeting”) of the Company to be held on November 14, 2024, at 4:00 p.m. Israel time at the Company offices, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel (the “Company Offices”), and at any adjournment or postponement thereof. This proxy statement and the proxies solicited hereby will be sent or delivered to shareholders on or about October 14, 2024.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company (the “Board”). A form of proxy for use at the Meeting is attached. All ordinary shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received at the Company Offices or at the offices of the Company’s transfer agent, Equiniti Trust Company  LLC, at least 48 hours prior to the Meeting (i.e., no later than November 12, 2024 at 4:00 pm Israel Time) and which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If the shareholder executing or revoking a proxy does so under a power of attorney or other authorization, including an authorization by a corporation’s board of directors or shareholders, he or she must send the Company the original or a duly certified copy of such power of attorney or authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting, by executing a later proxy (provided that such later proxy is received within the above-referenced time period), or by submitting a written notice of revocation to Mr. Yitschak Barabi, the Company’s Chief Financial Officer, at the Company Offices prior to the Meeting.

If the proxy is properly signed by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of the matters described herein, as recommended by the Board.

The presence in person or by proxy of two or more shareholders representing no less than twenty five percent (25%) of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum enabling the Meeting to be conducted. According to the Company’s Articles of Association, if a quorum is not present within half an hour of the time scheduled for the commencement of the Meeting, the Meeting shall be automatically adjourned to one week thereafter at the same time and place, or to a time and place as the Board shall determine by notice to the shareholders (the “Adjourned Meeting”). If a quorum is not present within half an hour of the time scheduled for the Adjourned Meeting, it shall be held as planned with the participation of any number of shareholders holding any number of voting rights.

Proxies will be solicited primarily by mail; however, officers, directors, employees and agents of the Company, none of whom will receive additional compensation, may solicit proxies by telephone, fax or other forms of contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares (in their names or for other shareholders) who ask to receive proxy materials and obtain proxies for the beneficial owners of Ordinary Shares. The Company will bear the cost of such solicitations including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Vote Required for Approval

The approval of the election of Ms. Ayelet Nir and Mr. Idan Ben-Shitrit as external directors of the (proposals 1 and 2), require the affirmative vote of the shareholders holding at least a majority of the Ordinary Shares present, in person or by proxy, and voting on each matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company or those who have a personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

For purposes of proposals 1 and 2, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if the person holds or controls, alone or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

According to the Israeli Companies Law, a “personal interest” of any shareholder in an act or  transaction of a company, including a personal interest of any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least five percent (5%) of the shares or holds at least five percent (5%) of the voting rights or has the right to appoint a director or the CEO, including a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and excluding an interest arising solely from the ownership of the Company’s ordinary shares.

Please note that each shareholder is required to indicate on the proxy card whether or not he/she is a controlling shareholder of the Company or/and has a personal interest, as the case may be, in the approval of proposals 1 and 2, no matter whether he/she votes for or against these proposals. If a shareholder fails to notify the Company as to whether or not he/she is a controlling shareholder of the Company or has a personal interest with respect to proposals 1 and 2, his/her vote will not be counted with respect to the proposal(s) for which he failed to provide notification.

The approval of the re-election of Messrs. Zwi Williger and Joseph Williger as directors of the Company, the election of Mr. Shlomo Gold as an independent director of the Company and the appointment of BDO Ziv Haft as the Company's independent accounting firm (proposals 3, 4 and 5) is contingent upon, in each case, the favorable vote of a simple majority of the Company’s shareholders attending and voting at the Meeting.

The Company’s audited financial statements for the year ended on December 31, 2023 are raised at the Meeting for discussion only.

Only shareholders of record at the close of business on October 8, 2024 (the “Record Date”) are entitled to vote at the Meeting. At the close of business on the Record Date, 13,867,017 Ordinary Shares were outstanding and eligible for voting at the Meeting. Subject to the voting restrictions described above, each shareholder of record is entitled to one vote for each Ordinary Share held by him or her upon each matter on the Meeting’s agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the Company Offices on (Israeli) business days (Sundays to Thursdays) between 9:00 a.m. to 5:00 p.m. Israel time following previous coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-08-9321000, fax number +972-08-9321003).

If a shareholder wishes to state his or her position with respect to any of the matters described in this proxy statement, in addition to any right he may have under applicable law, he may state such position pursuant to the regulations under the Israeli Companies Law, 5759-1999 (the “Companies Law”) by delivery of a notice to the Company Offices not later than November 4, 2024; the Board shall respond to such notice no later than November 9, 2024.

PROPOSAL NO. 1

ELECTION OF MS. AYELET NIR AS AN EXTERNAL DIRECTOR OF THE COMPANY
FOR A FIRST TERM OF THREE YEARS COMMENCING ON DATE OF APPROVAL BY
THE SHAREHOLDERS IN THE MEETING

The Board of Directors proposes to elect Ms. Ayelet Nir an external director of the Company for a first term of three years commencing on the date of approval by the shareholders in the Meeting.

The Company is subject to the provisions of the Israeli Companies Law, which requires that a public company have at least two external directors. In addition, each committee of a company’s board entitled to exercise any powers of the board is required to include at least one external director; the audit committee and compensation committee must include all the external directors.

Until the lapse of two years from termination of office, a company, its controlling shareholder or a company controlled by such controlling shareholder, may not engage an external director or his or her spouse or child to serve as an officer in the company or in any entity controlled by the controlling shareholder, it cannot employ or receive professional services for consideration from that person and may not grant such person any benefit, either directly or indirectly, including through a corporation controlled by that person. The same restrictions above apply to relatives other than a spouse or a child but such limitations only apply for one year from the date such external director ceased to be engaged in such capacity.

Under the Companies Law, at least one of the directors who is independent according to Nasdaq rules is required to have “Accounting and Financial Expertise” and the other external directors are required to have “Professional Expertise” (each as defined below). Under the Companies Regulations (Conditions and Criterions for a Director with Accounting and Financial Expertise and for a Director with Professional Qualifications), 5766-2005 (the “Regulations”), a director having Financial and Accounting Expertise is a person who is determined by the Board, due to his/her education, experience and qualifications, to be highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him/her to deeply understand the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the Regulations, a director has ”Professional Expertise” if he/she satisfies one of the following:

(i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

(ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the his/her position as a board member; or

(iii) the director has at least five years of experience in one or more of the following (or a combined five years of experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

Under the Companies Law, each Israeli public company is required to determine the minimum number of directors with “Accounting and Financial Expertise” that such company believes is appropriate in light of the company’s type, size, the scope and complexity of its activities and other factors. Once a company has made this determination, it must ensure that the necessary appointments to its board are made in accordance with this determination.

A person may not serve as an external director if he/she is a relative of the controlling shareholder or if, on the date of the person’s appointment or within two years prior to that date, the person, or his/her relatives, partners, employers, someone to whom he/she is subordinated to directly or indirectly or entities under the person’s control, have or had any affiliation with the company, any entity controlling the company, any relative of the company’s controlling shareholders or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company's controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the senior financial officer as of the date of the person’s appointment. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director intended to be an external director on an initial public offering.

Without derogating from the above, a person may not serve as an external director if he/she or his/her relative, partner, employer, someone to whom he/she is subordinated directly or indirectly or any entity under his/her control has a business or professional relationship with an entity with which an affiliation is prohibited as detailed above, even if such relationship is not on a regular basis (excluding negligible relationships). In addition, a person who received compensation other than the compensation permitted by the Companies Law may not serve as an external director.

In addition, a person may not serve as an external director if his/her position or other business activities create or may create a conflict of interest with his/her service as an external director or may otherwise interfere with his/her ability to serve as an external director. If at the time any external director is appointed, all members of the board who are neither controlling shareholders nor relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender.

The Companies Law provides for an initial three-year term for an external director which may be extended for additional three-year terms.

External directors may be compensated only in accordance with the Companies Regulations (Rules regarding Remuneration and Expenses for an External Director), 5760-2000 (the “Remuneration Regulations”), which provide three alternatives for cash compensation to External directors: a fixed amount determined by the Remuneration Regulations, an amount within a range set in the Remuneration Regulations or an amount that is relative to the average compensation of other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliated. According to the Remuneration Regulations, a company may also issue shares or options to an external director. Cash compensation at the fixed amount determined by the Remuneration Regulations, which does not exceed the "maximum amount", does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders.

An external director is prohibited from receiving any other compensation, directly or indirectly, in connection with his/her service.

Compensation of external directors must be determined prior to their consent to serve as external directors and prior to their appointment as such. The compensation of Ms. Nir will be as the same as the compensation paid by the Company to its other directors and shall be equal to the "minimum amount" per meeting and the "minimum amount" for the annual compensation, as such amounts are defined and determined in the Remuneration Regulations, as amended.

The Board of Directors has nominated Ms. Nir as a member of the Audit Committee and the Compensation Committee.

The following is a brief bio of Ms. Nir, based on information she presented to the Company:

Ms. Nir (55) served as an external director and chairwoman of the investment committee of a pension and provident fund company. In addition, Ms. Nir has acted in economic research, serving as the chief economist and head of research departments at two Israeli investment firms (IBI Investment House and Psagot Investment House). Ms. Nir holds a master's degree in economics from Tel Aviv University and an investment marketing license from the Israel Securities Authority.

Ms. Nir attested to the Board of Directors and to the Company, by completing a statement, that she complies with (i) all the requirements under the Companies Law for serving as an external director and with (ii) all the requirements under applicable Nasdaq rules for serving as an Independent Director. In addition, the Board determined that Ms. Nir satisfies the conditions of “Accounting and Financial Expertise” under the Regulations.

Ms. Nir will be included in the directors’ and officers’ insurance policy available to the Company and its subsidiaries under the same terms as the other Company officers and will be entitled to exemption and indemnification letters identical to those granted to all directors and officers in the Company.

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED that Ms. Ayelet Nir be, and hereby is, elected to hold office as an external director of the Company for a three-year term in accordance with the provisions of the Companies Law and her compensation shall be the "minimum amount" per meeting and the "minimum amount" of the annual compensation, as such amounts are defined and determined in the Companies Regulations (Rules regarding Remuneration and Expenses for an External Director), 5760-2000, as amended."

The approval of Proposal 1 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of the election; the counting of the total votes of such shareholders shall not take abstentions into account,  or (ii) the total number of votes against each re-election among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Board recommends a vote FOR Proposal No. 1.

PROPOSAL NO. 2

ELECTION OF MR. IDAN BEN-SHITRIT AS EXTERNAL DIRECTOR OF THE COMPANY
FOR A THIRD TERM UNTIL AUGUST 1, 2027

Mr. Idan Ben-Shitrit served as an external director of the Company for two three-year periods, until August 1, 2024. Therefore, the Board of Directors proposes to elect Mr. Idan Ben-Shitrit as an external director of the Company for a third term until August 1, 2027.

The Board of Directors has nominated Mr. Ben-Shitrit as a member of the Audit Committee and the Compensation Committee.

The compensation of Mr. Ben-Shitrit will be as the same as the compensation paid by the Company to its other directors and shall be equal to the "minimum amount" per meeting and the "minimum amount" for the annual compensation, as such amounts are defined and determined in the Remuneration Regulations, as amended.

The following is a brief bio of Mr. Ben-Shitrit based on information he presented to the Company: Mr. Ben-Shitrit (49) has been a self-employed portfolio manager at Meitav Co. & Altris Co. since 2009. Mr. Idan earned his bachelor of arts (BA) in Mathematics and Economics from the Tel-Aviv University and has an MBA (Finance) from The Interdisciplinary Center Herzliya (IDC) Herzliya.

Mr. Ben-Shitrit attested to the Board of Directors and to the Company, that he complies with (i) all the requirements under the Companies Law for serving as an external director and with (ii) all the requirements under applicable Nasdaq rules for serving as an Independent Director. In addition, the Board determined that Mr. Ben-Shitrit satisfies the conditions of “Accounting and Financial Expertise” under the Regulations.

Mr. Ben-Shitrit will be included in the directors’ and officers’ insurance policy available to the Company and its subsidiaries under the same terms as the other Company officers and will be entitled to exemption and indemnification letters identical to those granted to all directors and officers in the Company.

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED that Mr. Idan Ben-Shitrit be, and hereby is, elected to hold office as an external director of the Company for a three-year term, until August 1, 2025, in accordance with the provisions of the Companies Law and his compensation shall be the "minimum amount" per meeting and the "minimum amount" of the annual compensation, as such amounts are defined and determined in the Companies Regulations (Rules regarding Remuneration and Expenses for an External Director), 5760-2000, as amended."

The approval of Proposal 2 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of the election; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each re-election among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Board recommends a vote FOR Proposal No. 2.

PROPOSAL NO. 3

RE-ELECTION OF DIRECTORS

The Board proposes that the following nominees, all of whom are incumbent Directors, be re-elected as directors to serve in such office until the next Annual General Meeting of shareholders or until their respective successors have been duly elected: (i) Mr. Zwi Williger and (ii) Mr. Joseph Williger (together: the “Nominees”).

The following information with respect to each nominee is based upon the records of the Company and information furnished to it by the nominees.

Zwi Williger, 69, has been serving as active Chairman of the Board and as Chairman of the board of Willi Food Investments since August 17, 2017 and June 12, 2017, respectively. Mr.  Zwi Williger has also served as director of BSD since May 2017. In addition, from January 1994 until January 2016 he served as active Chairman of the Board and as director and CEO of Willi Food Investments. Prior to that, from the inception of the Company in 1994 and until 1997, Mr. Williger served as the Company’s director and Manager of Marketing Development. In addition, Mr. Zwi Williger served as the Company’s Chief Operating Officer from 1997 until 2011. Mr. Williger attended the Business Administration School of Fresno University in California and an Advanced Management Course at Harvard University.

Joseph Williger, 67, has been serving as CEO of the company and as director of Willi Food Investment since March 14, 2023 and June 12, 2017, respectively. He has also served as Chairman of the Board of BSD since May 2017. From January 1994 until September 2011, he served as the Company’s Chief Executive Officer and after that, from September 2011 until January 2016, served as president of the Company. Mr. Joseph Williger has also served as director of the Company between January 1994 and January 2016 and as Chairman of the Company's subsidiaries, WFD and Gold Frost Ltd., between 1996 and until 2001 and January 2016, respectively. Mr. Joseph Williger attended Business Administration studies at the California State University, Northridge, Los Angeles and Business Administration studies at the Bar Ilan University, Israel.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that each of Messrs. Zwi Williger and Joseph Williger be, and hereby is, elected to hold office as a Director of the Company until the close of the next Annual General Meeting.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required for approval of this resolution.

The Board of Directors recommends a vote FOR Proposal No. 3.

PROPOSAL NO. 4

ELECTION OF MR. SHLOMO GOLD AS AN INDEPENDENT DIRECTOR OF THE COMPANY

The Board of Directors proposes to elect Mr. Shlomo Gold as an independent director of the Company, commencing on the date of approval by the shareholders Meeting.

The Board of Directors has nominated Mr. Gold as a member of the Audit Committee and the Compensation Committee.

The compensation of Mr. Gold will be as the same as the compensation paid by the Company to its other directors and shall be equal to the “minimum amount” per meeting and the “minimum amount” for the annual compensation, as such amounts are defined and determined in the Companies Regulations (Rules regarding Remuneration and Expenses for an External Director), 5760-2000, as amended.

The following is a brief bio of Mr. Gold based on information he presented to the Company: Mr. Gold (65) is a self-employed manager at S. Neta Investments LTD. and has acted in development of real estate project in Poland and as a business and operational manager of construction project development and revenue-generating properties in several European countries. Mr. Gold served as CEO of New Horizon Group LTD., a public company traded in Tel Aviv Stock Exchange involved in initiating real estate projects in Europe and the United States. Mr. Gold earned his bachelor of arts (BA) in Statistics and Social Science from the Haifa University.

Mr. Gold attested to the Board of Directors and to the Company, that he complies with (i) all the requirements under the Companies Law for serving as an external director and with (ii) all the requirements under applicable Nasdaq rules for serving as an Independent Director.

Mr. Gold will be included in the directors’ and officers’ insurance policy available to the Company and its subsidiaries under the same terms as the other Company officers and will be entitled to exemption and indemnification letters identical to those granted to all directors and officers in the Company.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED that Mr. Shlomo Gold be, and hereby is, elected to hold office as Independent Director of the Company, until the close of the next Annual General Meeting.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required for approval of this resolution.

The Board recommends a vote FOR Proposal No. 4.

PROPOSAL NO. 5

REAPPOINTMENT OF INDEPENDENT ACCOUNTING FIRM

At the Meeting, the shareholders will be asked to approve the reappointment of BDO Ziv Haft (the current independent auditor since 2018) as the Company’s independent auditor.

In accordance with the Company’s Articles of Association, the Board has the authority to determine the fees paid to the independent auditor.

For additional information about the fees paid to BDO Ziv Haft for the year 2023 please see Item 16C. “Principal Accountant Fees and Services”, in the Company’s Form 20-F for the year 2023.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the reappointment of BDO Ziv Haft as the Company’s independent accounting firm.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Audit Committee and Board recommend that the shareholders vote FOR Proposal No. 5.

INFORMATION ABOUT THE COMPANY

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2023, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day between 9:00 a.m. and 5:00 p.m. at the Company Offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

 A copy of the Company’s financial statements for the year ended on December 31, 2023, together with the report of the auditors thereon, is available upon request in writing to Mr. Yitschak Barabi, the Company’s Chief Financial Officer, G. Willi-Food International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

Dated: October 9, 2024

By order of the Board of Directors
Zwi Williger
Chairman of the Board of Directors